UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Qunar Cayman Islands Limited
(Name of Issuer)

Ordinary shares of par value of $0.001 per share
(Title of Class of Securities)

74906P 1049
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74906P 1049	SCHEDULE 13G	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Baidu, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,500,000 Class A ordinary shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,500,000 Class A ordinary shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500,000 Class A ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%. The voting power of the shares beneficially owned represents 4.5% of the total outstanding voting power.*
12	TYPE OF REPORTING PERSON CO
* See Item 4 below.

CUSIP No. 74906P 1049	SCHEDULE 13G	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Baidu Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,500,000 Class A ordinary shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,500,000 Class A ordinary shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500,000 Class A ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%. The voting power of the shares beneficially owned represents 4.5% of the total outstanding voting power.*
12	TYPE OF REPORTING PERSON CO
* See Item 4 below.

CUSIP No. 74906P 1049	SCHEDULE 13G	Page 4 of 7

ITEM 1.	(a)	Name of Issuer:

Qunar Cayman Islands Limited (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

17th Floor, Viva Plaza, Building 18 Yard 29, Suzhou Street Haidian District Beijing 100080 The People’s Republic of China

ITEM 2.	(a)	Name of Person Filing:

Baidu, Inc. Baidu Holdings Limited

	(b)	Address of Principal Business Office, or if None, Residence:

Baidu, Inc.
No. 10 Shangdi 10th Street
Haidan District
Beijing 100085
The People’s Republic of China

Baidu Holdings Limited
c/o Baidu, Inc.
No. 10 Shangdi 10th Street
Haidan District
Beijing 100085
The People’s Republic of China

	(c)	Place of Organization:
Baidu, Inc. — Cayman Islands Baidu Holdings Limited — British Virgin Islands

	(d)	Title of Class of Securities:

Class A ordinary Shares and Class B ordinary shares of par value of $0.001 per share (collectively, “Ordinary Shares”).

The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class A ordinary share is convertible at any time at the election of the holder into one Class B ordinary share. Each Class A ordinary share is entitled to three votes per share, whereas each Class B ordinary share is entitled to one vote per share.

	(e)	CUSIP Number:
74906P 1049

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

CUSIP No. 74906P 1049	SCHEDULE 13G	Page 5 of 7

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Ordinary Shares of the Issuer by each of the reporting persons is provided as of December 31, 2015:

Reporting Person	Amount beneficially owned:	Percent of class*:	Sole power to vote or direct the vote:	Shared power to vote or direct the vote:	Sole power to dispose or direct the disposition of:	Shared power to dispose or direct the disposition of:
Baidu, Inc.	6,500,000	1.6%	6,500,000	0	6,500,000	0
Baidu Holdings Limited	6,500,000	1.6%	6,500,000	0	6,500,000	0

The above table includes collectively those Class A ordinary Shares and Class B ordinary Shares held by each reporting person, and assumes conversion of all Class A Ordinary Shares into the same number of Class B Ordinary Shares.

Baidu Holdings Limited, a British Virgin Islands company, is the record owner of 6,500,000 Class A ordinary shares of the Issuer. Baidu Holdings Limited is a wholly-owned subsidiary of Baidu, Inc., a Cayman Islands company. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Baidu, Inc. may be deemed to beneficially own all of the Ordinary Shares held by Baidu Holdings Limited.

* Percent of class is based on 397,459,112 outstanding Ordinary Shares as a single class, being the sum of 16,517,672 Class A ordinary shares and 380,941,440 Class B ordinary shares outstanding as of October 31, 2015, as reported in the Issuer’s Third Quarter 2015 Financial Results included as an exhibit to the Issuer’s report on Form 6-K, furnished to the Securities and Exchange Commission on November 25, 2015, and assumes conversion of all Class A ordinary shares into Class B ordinary shares. The voting power of the Ordinary Shares beneficially owned represents 4.5% of the total outstanding voting power

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATIONS.

Not applicable.

CUSIP No. 74906P 1049	SCHEDULE 13G	Page 6 of 7

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 2016

Baidu, Inc.

By:	/s/ Robin Yanhong Li
Name:	Robin Yanhong Li
Title:	Chairman and Chief Executive Officer

Baidu Holdings Limited

By:	/s/ Robin Yanhong Li
Name:	Robin Yanhong Li
Title:	Director

CUSIP No. 74906P 1049	SCHEDULE 13G	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description

99.1
Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of the Schedule 13G filed with the Securities and Exchange Commission on by the Reporting Persons with respect to Qunar Cayman Islands Limited February 14, 2014).